UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from _____________ to ________________

Commission file number 33-91238

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

XPRE$$AVINGS 401(k) PLAN

B.           Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

U.S. XPRESS ENTERPRISES, INC.

4080 Jenkins Road

Chattanooga, TN 37421

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Xpre$$avings 401(k) Plan

As of December 31, 2005 and 2004 and for the Year Ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

Xpre$$avings 401(k) Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2005 and 2004 and for the Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the

Xpre$$avings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Xpre$$avings 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of nonexempt transactions for the year ended December 31, 2005 and assets (held at end of year) as of December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee

June 16, 2006

Xpre$$avings 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments, at fair value:
Interest-bearing cash	$215,351	$260,741
Participant loans	2,396,932	2,211,866
Mutual funds	24,377,695	20,198,359
Common stock	2,877,098	5,213,906
Common trust fund	6,074,808	5,520,856
Total investments	35,941,884	33,405,728
Contributions receivable:
Participants	211,128	123,222
Employer	1,815,854	1,617,164
Total contributions receivable	2,026,982	1,740,386
Total assets	37,968,866	35,146,114

Liabilities
Excess contributions payable	182,985	186,890
Net assets available for benefits	$37,785,881	$34,959,224

See accompanying notes.

Xpre$$avings 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions to net assets attributed to:
Investment income	$1,145,979
Contributions:
Participants	6,342,402
Employer	1,689,307
Total additions	9,177,688

Deductions from net assets attributed to:
Benefits paid to participants	5,372,770
Net depreciation in fair value of investments	920,911
Administrative expenses	57,350
Total deductions	6,351,031

Net increase	2,826,657

Net assets available for benefits:
Beginning of year	34,959,224
End of year	$37,785,881

See accompanying notes.

Xpre$$avings 401(k) Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Xpre$$avings 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the “Company” and “Plan Administrator”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees are eligible to participate in the Plan when they have completed six months of service, as defined in the Plan document, and have attained age 21.

Plan Administration

The Plan is administered by the Investment Committee, which includes management personnel appointed by the executive officers of the Company, and Morgan Keegan & Company, Inc. who provides investment advisory services to the Plan. Investors Bank and Trust Company (“IBT”, the trustee) has a servicing agent agreement for trustee services with Diversified Investment Advisors, Inc. (“Diversified”) to provide the recordkeeping services for the trust.

Contributions

As defined in the Plan document, eligible employees may make before-tax contributions up to 75% of compensation and under certain circumstances, participants may make an additional catch-up contribution subject to certain limitations of the IRC. Catch-up contributions are not matched by the Company. The Company provides a contribution equal to 50% of each participant’s before-tax contribution up to a maximum of 6%, not to exceed 3% of a participant’s compensation. Participants must be employed on the last day of the Plan year to be eligible for the Company contribution.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in the Company matching contributions and earnings thereon is based on years of service. Participants who were eligible to enter the Plan before July 1, 2000, vest according to the following schedule:

Years of Service	Percent Vested
Less than 2 years	0%
2 but not more than 3 years	30%
3 but not more than 4 years	65%
4 or more years	100%

Participants who entered the Plan on or after July 1, 2000, vest according to the following schedule:

Years of Service	Percent Vested
Less than 2 years	0%
2 but not more than 3 years	20%
3 but not more than 4 years	40%
4 but not more than 5 years	60%
5 but not more than 6 years	80%
6 or more years	100%

Participants automatically become 100% vested in the Company contributions upon attainment of normal retirement age, as defined in the Plan document, or termination due to death or total disability.

At December 31, 2005 and 2004 forfeited non-vested accounts totaled $136,147 and $121,971, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. For the 2005 and 2004 Plan years, non-vested forfeitures utilized to reduce employer contributions are $135,884 and $121,177, respectively.

Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance. In addition, participants may receive an in-service withdrawal of after-tax contributions or rollover contributions from previous plans. Hardship distributions are also permitted if certain criteria are met.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related Company matching contributions, as well as the participant’s share of the Plan’s investment results and any related administrative expenses. Allocations of income and expenses are based on individual participant account balances in proportion to total participant account balances.

Participant Loans

Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000. Participants can have up to two loans outstanding at a time. Loans may generally be repaid over one to five years, unless the loan is used to purchase a principal residence in which case the repayment period can be extended up to fifteen years. Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan Administrator. The interest rate is the prime rate plus 1% as determined by the Plan Administrator and is fixed over the life of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Income Recognition

Investment income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Investments of the Plan are stated at fair value, as determined by quoted market prices on the last business day of the Plan year. The fair value of participation units in the common trust fund is based on the quoted redemption value on the last business day of the Plan’s year. Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

Administrative Expenses

A Plan service fee equal to 0.0275% of each participant’s account balance is charged each quarter for administration and maintenance. In addition, a loan set-up fee of $75 per loan is charged to a participant’s account upon issuance of a loan. All other expenses, if any, are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3. Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2005	2004

U.S. Xpress Enterprises, Inc. Common Stock	$2,877,098	$	$5,213,906
Diversified Investment Advisors, Inc.:
Equity Growth Fund	8,090,732		7,910,022
Intermediate Horizon Strategic Allocation Fund	3,832,434		3,402,733
Stable Pooled Fund	6,074,808		5,520,856

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2005, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Fair value as determined by quoted market prices:
Mutual Funds	$506,658
Common Stock	(1,629,872)
Fair value as determined by quoted redemption value:
Common Trust Fund	202,303
$(920,911)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 24, 2004, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related Party Transactions

Parties-in-interest are defined under Department of Labor (“DOL”) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Party-in-interest transactions include purchases and sales of mutual funds and a common trust fund offered by Diversified through IBT.

Other party-in-interest investments held by the Plan include Company common stock and participant loans.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

6. Nonexempt Party-In-Interest Transactions

During 2004, two separate loans were issued to Plan participants in which the amount was in excess of the standards required by DOL Regulation 408(b)-1. During 2005, the respective participants terminated their employment with the Company and their vested balances remaining offset their outstanding loan balances.

7. Subsequent Event

In March, 2005, the Company approved an amendment to the Plan that reduces the minimum age requirement from 21 to 18. This amendment will be effective January 1, 2006.

Xpre$$avings 401(k) Plan

SCHEDULE G, PART III – SCHEDULE OF

NONEXEMPT TRANSACTIONS

EIN 62-1378182 Plan Number 001

YEAR ENDED DECEMBER 31, 2005

IDENTITY OF PARTY INVOLVED	RELATIONSHIP TO PLAN EMPLOYER OR OTHER PARTY-IN-INTEREST	DESCRIPTION OF TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
*Plan Participant	Plan Participant

In April of 2004 a loan was issued to the participant in which the value of the loan exceeded one-half of the participant’s vested accrued benefit under the Plan. The participant’s loan totaled $5,600 and one-half of his vested benefits totaled $5,370.

*Plan Participant	Plan Participant

In April of 2004 a loan was issued to the participant in which the value of the loan exceeded one-half of the participant’s vested accrued benefit under the Plan. The participant’s loan totaled $1,010 and one-half of his vested benefits totaled $976. This participant is not eligible for a loan as the minimum loan amount is $1,000.

*	The respective participant terminated their employment during the 2005 Plan year and their vested balances remaining offset their outstanding loan balances.

Xpre$$avings 401(k) Plan

EIN 62-1378182 Plan Number 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, of Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Investors Bank & Trust Company	Interest—bearing Cash	$215,351
*	Diversified Investment Advisors, Inc.	Stable Pooled Fund	6,074,808
*	Diversified Investment Advisors, Inc.	Short Horizon Strategic Allocation Fund	438,423
*	Diversified Investment Advisors, Inc.	Short/Intermediate Horizon Strategic Allocation Fund	245,335
*	Diversified Investment Advisors, Inc.	Intermediate Horizon Strategic Allocation Fund	3,832,434
*	U.S. Xpress Enterprises, Inc.	U.S. Xpress Enterprises, Inc. Common Stock	2,877,098
*	Diversified Investment Advisors, Inc.	Intermediate/Long Horizon Strategic Allocation Fund	581,154
*	Diversified Investment Advisors, Inc.	Long Horizon Strategic Allocation Fund	762,383
*	Diversified Investment Advisors, Inc.	High Quality Bond Fund	544,085
*	Diversified Investment Advisors, Inc.	Core Bond Fund	1,184,922
*	Diversified Investment Advisors, Inc.	Value & Income Fund	1,622,223
*	Diversified Investment Advisors, Inc.	Stock Index Fund	756,767
*	Diversified Investment Advisors, Inc.	Equity Growth Fund	8,090,732
*	Diversified Investment Advisors, Inc.	Mid—Cap Value Fund	1,609,383
*	Diversified Investment Advisors, Inc.	Mid—Cap Growth Fund	1,598,919
*	Diversified Investment Advisors, Inc.	Special Equity Fund	1,378,266
*	Diversified Investment Advisors, Inc.	International Equity Fund	1,732,669
*	Participant Loans	Loans to participants, with interest rates from 5.00% to 11.05%	2,396,932
			$35,941,884

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2006

U.S. XPRESS ENTERPRISES, INC.’S
Xpre$$avings 401(K) Plan

BY:	INVESTMENT COMMITTEE

BY:	/s/ LISA M. PATE
Lisa M. Pate
Member of the Investment Committee

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-91238) pertaining to the Xpre$$avings 401(k) Plan of our report dated June 16, 2006, with respect to the financial statements and schedules of the Xpre$$avings 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee

June 22, 2006